IAMGOLD CORPORATION

TSX: **IMG** **NYSE:** **IAG**

NEWS RELEASE

IAMGOLD'S BOARD OF DIRECTORS APPOINTS RONALD GAGEL AS DIRECTOR

Toronto, Ontario, August 8, 2018 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announces that its Board of Directors has appointed Ronald Gagel as a Director of the Company. Mr. Gagel is an experienced, well-respected mining executive. A chartered accountant, he has 40 years of professional experience, predominantly in the mining Industry. He is presently Executive-Vice President, Corporate Affairs of TMAC Resources Inc., a company of which he was one of the founders and was CFO for its acquisition of the Hope Bay project in Nunavut from Newmont Mining in 2013. As CFO for a number of mining companies in the past, including Aur Resources, INV Metals, FNX Mining Company, and TMAC prior to his current appointment, he has been involved in numerous capital projects, financings and M&A transactions.

Mr. Gagel is also a Director of Dalradian Resources and previously served as director for other public companies, including HudBay Minerals Inc., Central Sun Mining Inc. (now part of B2Gold Corp.), Adriana Resources Inc. (now part of Sprott Resource Holdings Inc.), Stonegate Agricom Ltd. (now part of Itafos), and FNX Mining. He was a Director of the Prospectors & Developers Association of Canada from 1997 to 2015, and in 2013 was the recipient of PDAC's distinguished service award for outstanding contribution to the mining industry in the field of finance.

Don Charter, Chairman of IAMGOLD, commented, "Ron's leadership in the mining sector and his extensive knowledge of this industry will make him a valuable addition to the board. His appointment comes at an ideal time for IAMGOLD, as the Company's execution of its growth strategy gains traction. On behalf of the Board, I welcome him to the IAMGOLD team."

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com